UNITED STATES SECURITIES AND EXCHANGE COMMISSION

  WASHINGTON, D.C. 20549

____________________________

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31305

Issuer: FOSTER WHEELER AG
Exchange: NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Shinfield Park, Reading, Berkshire RG2 9FW, United Kingdom +44 118 913 1234
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Registered shares, par value CHF 3 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR240.12d2-2(a)(1)

☐ 17 CFR240.12d2-2(a)(2)

☐ 17 CFR240.12d2-2(a)(3)

☐ 17 CFR240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, FOSTER WHEELER AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized persons.

November 24, 2014	/s/ Sara Bucholtz	Company Secretary
Date	Name	Title

On November 13, 2014, the Issuer notified The NASDAQ Stock Market (“NASDAQ”) that it was not in compliance with NASDAQ Listing Rule 5605(c)(2)(A), which requires each listed company to have an audit committee comprised of at least three independent directors. This was a result of the resignation of six directors from the Issuer’s Board of Directors (four of whom were members on the Issuer’s audit committee) upon the closing of Amec Foster Wheeler plc’s (formerly AMEC plc) exchange offer, through AMEC International Investments BV, a wholly-owned subsidiary of Amec Foster Wheeler plc, for all of the issued and to be issued registered shares of the Issuer. After giving effect to these resignations, Stephanie S. Newby is the sole member of the Issuer’s audit committee.